Antelope-5 Intersects Top Reservoir Higher Than Predicted

SINGAPORE and PORT MORESBY, Papua New Guinea, Feb. 16, 2015 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) advises the Antelope-5 appraisal well in Petroleum Retention License 15, in the Gulf Province of Papua New Guinea, has intersected the top reservoir at 1,534m(1) at a position that was 230m higher than the operator's reference case.

Casing has been set and the plan is to drill ahead to evaluate the reservoir at Antelope-5. After reaching total depth it is planned to conduct an extended well test at Antelope-5 with pressure gauges monitoring pressure drawdown in other appraisal wells. This type of test gives a better idea of reservoir connectivity and productivity.

Antelope-5 is about 1.8 kilometers from Antelope-3 and is appraising the western extent of the Elk-Antelope field.

(1) true vertical depth, meters sub-sea, to be confirmed by logs

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements. These statements, which include statements as to planning for or the timing of the proposed LNG project and future exploration, are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given, however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include risks discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, Papua New Guinea has no established market for natural gas or gas condensate and the company can make no guarantee that gas or gas condensate from the Elk-Antelope field will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.